UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 2, 2023

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated November 2, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 2, 2023	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
THIRD QUARTER 2023 RESULTS

Highlights
•Reported GAAP net income of $81.4 million, or $2.38 per share; and adjusted net income(1) of $76.6 million, or $2.24 per share, in the third quarter of 2023 (excluding items listed in Appendix A to this release).
•Strongest third quarter mid-sized tanker spot rates in the past 15 years, coupled with the Company’s significant operating leverage, resulted in the highest third quarter adjusted net income in the Company’s history.
•Exercised a one-year extension option on one chartered-in vessel at a rate of $21,250 per day; the Company has eight chartered-in vessels at an average rate of approximately $25,400 per day.
•Completed the previously announced repurchase of four vessels that were under sale-leaseback financing arrangements for a total of $57.2 million.
•Declared a cash dividend of $0.25 per share for the quarter ended September 30, 2023.

Hamilton, Bermuda, November 2, 2023 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended September 30, 2023:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	September 30, 2023	June 30, 2023	September 30, 2022
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	285,858	370,646	279,386
Income from operations	81,575	159,571	75,372
Net income	81,366	151,243	68,053
Earnings per share - basic	2.38	4.43	2.00
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	106,084	184,502	91,827
Adjusted net income (1)	76,611	149,438	57,911
Adjusted earnings per share - basic (1)	2.24	4.38	1.70
Net cash (debt) (2)	83,263	(28,453)	(486,209)
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net cash (debt) is a non-GAAP financial measure and represents (a) cash and cash equivalents and restricted cash, less (b) short-term debt, current and long-term debt and current and long-term obligations related to finance leases.

Teekay Tankers Ltd. Investor Relations E-mail: TeekayTankers@IGBIR.com www.teekay.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Third Quarter of 2023 Compared to Second Quarter of 2023
GAAP net income and non-GAAP adjusted net income for the third quarter of 2023 decreased compared to the second quarter of 2023, primarily due to lower average spot tanker rates, partially offset by lower income tax expense. GAAP net income in the third quarter of 2023 was positively impacted by a $5.8 million reversal of income tax accruals.

Third Quarter of 2023 Compared to Third Quarter of 2022
GAAP net income and non-GAAP adjusted net income for the third quarter of 2023 increased compared to the same period of the prior year, primarily due to a lower number of scheduled dry dockings and the commencement of five charter-in contracts between the third quarter of 2022 and the first quarter of 2023, lower income tax expense, as well as lower net interest expense resulting from lower overall loan and finance lease obligation balances and higher interest income. In addition, GAAP net income in the third quarter of 2023 included a $5.8 million reversal of income tax accruals, while GAAP net income in the third quarter of 2022 included a $8.2 million gain on the sale of one vessel.
CEO Commentary
“The combination of typical third quarter seasonality and OPEC+ actions resulted in pronounced volatility in the spot tanker market. However, the strength of underlying tanker market fundamentals enabled Teekay Tankers to achieve our highest third quarter rates since 2008 and our highest ever third quarter adjusted net income,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “By maintaining our spot market exposure, and exercising options to extend some chartered-in tankers at very attractive rate levels, Teekay Tankers has continued to create significant shareholder value and increase our strategic optionality. Additionally, we have continued to refine our capital structure by repurchasing four tankers previously under sale-leaseback arrangements, as well as cancelling our $80 million working capital loan facility, which is further evidence of our financial strength and prudent capital management.”

“During the third quarter, particularly in August, oil export volume restrictions from both Saudi Arabia and Russia reduced demand for crude tankers, which in addition to the normal seasonal impacts related to refinery maintenance resulted in seasonally weaker rates. However, oil demand remained firm and the resulting inventory draws have set up the need for additional supply to be added to the market as we progress into the final quarter of the year.”

“So far in the fourth quarter, Russian and Saudi export volumes have recovered from the summer lows, returning both trade volumes and freight rates to levels enjoyed earlier in the year. As we factor in normal seasonal disruptions such as weather and logistical delays, we anticipate these strong freight rates will continue to positively impact our quarter-to-date and early-2024 performance. Looking further out, with oil demand expected to increase, shipyard capacity almost full through 2026, and few crude tankers delivering during that period, we believe that Teekay Tankers is very well positioned for what could be an extended period of market strength.”
Summary of Recent Events
In September 2023, as previously announced, four vessels under sale-leaseback arrangements were repurchased using existing cash, for a total cost of $57.2 million. These vessels were refinanced under the previously-announced $350 million 19-vessel revolving credit facility. In 2023 to date, the Company has repurchased 19 vessels previously under sale-leaseback arrangements for $364 million. The Company has eight remaining vessels under sale-leaseback arrangements, which can be repurchased starting in the first quarter of 2024.

In September 2023, the Company terminated its $80 million working capital loan facility which had a maturity date in November 2023. The working capital loan facility had no balance drawn at the time.

In September 2023, the Company extended the chartered-in contract for one vessel for an additional 12 months at a rate of $21,250 per day.

The Company's board of directors declared a fixed quarterly cash dividend of $0.25 per outstanding share of common stock for the quarter ended September 30, 2023. This dividend is payable on November 27, 2023 to all of Teekay Tankers' shareholders of record on November 14, 2023.
Tanker Market
Mid-size crude tanker spot rates declined during the third quarter of 2023 due to reduced crude oil exports from some members of the OPEC+ group and normal seasonality. Saudi Arabia announced a voluntary supply cut of 1.0 million barrels per day (mb/d) in July 2023, and has pledged to keep these cuts in place to the end of the year, which has negatively impacted crude tanker demand. In addition, Russian crude oil exports fell during the third quarter as higher Russian domestic demand through the summer meant that there was less crude oil available for export. Despite these factors, tanker rates remain firm on a historical basis, with Teekay Tankers recording the best mid-size spot tanker rates for a third quarter in the past 15 years.

Spot tanker rates have strengthened during October 2023 in line with normal fourth quarter seasonality as refiners increase their crude purchasing ahead of the winter demand season. In addition, crude oil export volumes from both Russia and Saudi Arabia have increased from the low point in August 2023 as regional refinery maintenance and lower domestic demand have made more crude oil available for export. Crude oil exports from other key load regions, such as the U.S. Gulf and West Africa, have also strengthened which is giving further support to mid-size tanker demand. The Company expects that spot rates will remain well supported through the fourth quarter of 2023 as the onset of winter tanker market conditions, such as weather delays, are expected to support rates by tightening available vessel supply.

Following an expected 2.3 mb/d of oil demand growth in 2023, which reflects in part the continued impact of the post-pandemic rebound effect, the International Energy Agency (IEA) expects global oil demand to grow by an additional 0.9 mb/d in 2024, reaching a new record high of 102.7 mb/d. Demand from non-OECD countries is projected to grow by 1.3 mb/d in 2024 with just under half of the increase coming from China. OECD demand is projected to decline by 0.4 mb/d due to the impact of increased fuel efficiency and a more challenging economic environment due to persistently high inflation and interest rates.

As per the IEA, the majority of oil supply growth in 2024 is expected to come from non-OPEC+ countries in the Atlantic Basin such as the United States, Canada, Brazil, and Guyana. Given that oil demand growth is expected to be focused on the Asia-Pacific region in 2024, there could be an increase in Atlantic-to-Pacific crude oil movements, which may be beneficial for tanker tonne-mile demand. Furthermore, the Company expects that the mid-size tanker fleet will continue to benefit from altered Russian crude oil trade patterns, with the majority of volumes flowing long-haul on mid-size vessels to China and India. The recent conflict in the Middle East, while not having an immediate impact on global oil production or seaborne crude oil trade flows, could impact the tanker market should the conflict escalate and expand to other oil producing nations in the region.

Tanker fleet supply fundamentals continue to be positive. Just under 24 million deadweight tons (mdwt) of new tanker orders have been placed to date during 2023, which is in line with average levels of newbuild ordering over the past 20 years, and the orderbook remains close to historic lows at just under 6 percent of the existing tanker fleet size. As per Clarksons(1), global shipyard forward cover currently stands at 3.5 years with limited berths available prior to 2027. The combination of a small tanker orderbook, an aging tanker fleet, and a lack of shipyard capacity are expected to lead to very low levels of tanker fleet growth in the next 2 to 3 years.

In summary, spot tanker rates have increased at the start of the fourth quarter of 2023 and are expected to remain firm in the coming months due to a tight supply / demand balance and the onset of winter market seasonality. The outlook for the next 2 to 3 years continues to look positive, primarily due to favorable fleet supply fundamentals, and the Company believes that the market is still in the early stages of an extended market upturn.

(1) Source: Clarksons Research "World Shipyard Monitor" report, October 2023.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	September 30, 2023	June 30, 2023	September 30, 2022
Time Charter-Out Fleet
Suezmax revenue days	92	91	—
Suezmax TCE per revenue day	$37,513	$37,513	—
Aframax / LR2 revenue days	92	91	92
Aframax / LR2 TCE per revenue day	$47,288	$47,288	$18,000

Spot Fleet
Suezmax revenue days	2,251	2,269	2,208
Suezmax spot TCE per revenue day (3)	$34,954	$57,566	$33,191
Aframax / LR2 revenue days	2,256	2,177	1,842
Aframax / LR2 spot TCE per revenue day (4)	$36,579	$50,100	$36,591

Total Fleet
Suezmax revenue days	2,343	2,360	2,208
Suezmax TCE per revenue day	$35,055	$56,792	$33,191
Aframax / LR2 revenue days	2,348	2,268	1,934
Aframax / LR2 TCE per revenue day	$36,999	$49,987	$35,707

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix C to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax and LR2 vessels trading in the Teekay Aframax RSA, non-RSA voyage charters and full service lightering voyages.

Fourth Quarter of 2023 Spot Tanker Performance Update
The following table presents Teekay Tankers’ TCE rates booked to-date in the fourth quarter of 2023 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the fourth quarter:

	Fourth Quarter 2023 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$26,500	42%
Aframax / LR2 (1)	$38,800	37%

(1)    Rates and percentage booked to date include Aframax RSA and non-RSA voyage charters and full service lightering for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of October 31, 2023:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker(1)	—	1	1
Aframax Tanker / LR2 Product Tanker(2)	—	1	1
Total Fixed-Rate Fleet	—	2	2
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers / LR2 Product Tankers(3)	19	6	25
VLCC Tanker(4)	1	—	1
Total Spot Fleet	45	6	51
Total Tanker Fleet	45	8	53
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	45	10	55
(1)    Includes one Suezmax tanker with a charter-in contract that is scheduled to expire in June 2027 with an option to extend for one additional year.
(2)    Includes one Aframax / LR2 tanker with a charter-in contract that is scheduled to expire in February 2026 with an option to extend for one additional year.
(3)    Includes six Aframax / LR2 tankers with charter-in contracts that are scheduled to expire in July 2024, August 2024, November 2024, March 2025, and January 2030, two of which have options to extend for one additional year, and one of which has options to extend for up to three years.
(4)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at September 30, 2023, the Company had total liquidity of $511.5 million (comprised of $227.3 million in cash and cash equivalents and $284.2 million in undrawn capacity from its credit facility), compared to total liquidity of $608.8 million as at June 30, 2023. The decrease of $97.3 million in liquidity compared to the prior quarter is primarily due to the repurchase of four tankers that were previously under sale-leaseback arrangements, a decrease in the borrowing capacity of our previous revolving credit facility and working capital loan facility (both of which were voluntarily cancelled in the third quarter of 2023) and cash dividends paid on our common shares, partially offset by positive net operating cash flow.
Conference Call
The Company plans to host a conference call on Thursday, November 2, 2023 at 11:00 a.m. (ET) to discuss its results for the third quarter of 2023. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 289-0438 or 1(647) 484-0478, if outside of North America, and quoting conference ID code 7233619.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Third Quarter of 2023 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers has a fleet of 44 double-hull tankers (including 25 Suezmax tankers and 19 Aframax / LR2 tankers), and also has eight time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time charter contracts. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: TeekayTankers@IGBIR.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income before interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss from unconsolidated joint ventures and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix B of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix C of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2023	2023	2022	2023	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	274,774	359,966	276,081	1,019,484	675,912
Time-charter revenues	8,119	7,995	1,656	23,124	13,033
Other revenues (2)	2,965	2,685	1,649	8,553	6,848
Total revenues	285,858	370,646	279,386	1,051,161	695,793

Voyage expenses (1)	(113,274)	(118,082)	(135,013)	(355,543)	(363,615)
Vessel operating expenses	(36,366)	(37,800)	(35,983)	(112,348)	(114,239)
Time-charter hire expenses	(19,378)	(18,691)	(7,236)	(51,014)	(19,339)
Depreciation and amortization	(24,565)	(24,384)	(24,251)	(72,924)	(74,574)
General and administrative expenses	(10,700)	(12,118)	(9,687)	(35,087)	(30,827)
Gain on sale and (write-down) of assets (3)	—	—	8,156	—	8,888
Restructuring charges	—	—	—	(1,248)	(413)
Income from operations	81,575	159,571	75,372	422,997	101,674

Interest expense	(6,440)	(5,907)	(9,024)	(23,565)	(26,074)
Interest income	3,119	1,771	216	7,120	418
Realized and unrealized gain on derivative instruments	—	547	1,698	449	4,598
Equity income (loss) (4)	666	1,120	221	2,916	(1,464)
Other (expense) income	(82)	2,262	840	(65)	3,135
Net income before income tax	78,838	159,364	69,323	409,852	82,287

Income tax recovery (expense)	2,528	(8,121)	(1,270)	(7,875)	372
Net income	81,366	151,243	68,053	401,977	82,659

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	2.38	4.43	2.00	11.77	2.43
- Diluted	2.35	4.38	1.98	11.63	2.42
- Cash dividends declared	0.25	1.25	—	1.50	—

Weighted-average number of total common
shares outstanding
- Basic (5)	34,201,415	34,140,540	34,039,501	34,145,219	33,969,392
- Diluted	34,571,439	34,546,749	34,374,752	34,552,933	34,218,189

Number of outstanding shares of common
stock at the end of the period	34,079,721	34,046,712	33,907,998	34,079,721	33,907,998

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $9.0 million, $10.1 million and $19.5 million for the three months ended September 30, 2023, June 30, 2023 and September 30, 2022, respectively, and $34.3 million and $57.1 million for the nine months ended September 30, 2023 and September 30, 2022, respectively.

(2)Other revenues include lightering support revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned.

(3)Gain on sale and (write-down) of assets for the three months ended September 30, 2022 includes a gain of $8.2 million relating to one Aframax / LR2 tanker, which was sold in September 2022. Gain on sale and (write-down) of assets for the nine months ended September 30, 2022 also includes a gain of $1.2 million relating to one Suezmax tanker and two Aframax / LR2 tankers, which were sold in February 2022 and April 2022, respectively, and a write-down of $1.1 million relating to two of the Company's operating lease right-of-use assets, which were written-down to their estimated fair values, partially offset by a $0.6 million reversal of a prior period write-down of one Aframax / LR2 tanker, which was sold in April 2022.

(4)Equity income (loss) relates to the Company’s 50 percent interest in the High-Q Investments Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(5)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2023	2023	2022
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	227,292	178,850	180,512
Restricted cash	691	703	3,714
Accounts receivable	116,434	124,703	116,707
Bunker and lube oil inventory	51,678	56,803	60,832
Prepaid expenses	10,341	12,833	10,248
Due from affiliates	66	70	2,486
Current portion of derivative assets	—	—	2,087
Accrued revenue	58,406	77,444	82,923
Total current assets	464,908	451,406	459,509
Restricted cash – long-term	—	—	3,135
Vessels and equipment – net	964,046	897,512	429,987
Vessels related to finance leases – net	230,568	313,105	823,381
Operating lease right-of-use assets	86,624	90,831	42,894
Investment in and advances to equity-accounted joint venture	15,215	16,549	16,198
Other non-current assets	6,096	7,139	5,073
Intangible assets – net	752	849	1,051
Goodwill	2,426	2,426	2,426
Total assets	1,770,635	1,779,817	1,783,654

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	62,928	70,116	89,819
Current obligations related to finance leases	20,504	28,457	60,161
Current portion of operating lease liabilities	39,384	37,390	16,585
Due to affiliates	4,257	3,244	1,141
Other current liabilities	2,890	7,034	2,468
Total current liabilities	129,963	146,241	170,174
Long-term obligations related to finance leases	124,216	179,549	472,599
Long-term operating lease liabilities	47,240	53,557	26,858
Other long-term liabilities	47,501	51,681	44,017
Equity	1,421,715	1,348,789	1,070,006
Total liabilities and equity	1,770,635	1,779,817	1,783,654

Net cash (debt) (1)	83,263	(28,453)	(345,399)
(1)Net cash (debt) is a non-GAAP financial measure and represents (a) cash and cash equivalents and restricted cash, less (b) short-term debt, current and long-term debt and current and long-term obligations related to finance leases.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,	September 30,
	2023	2022
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	401,977	82,659
Non-cash items:
Depreciation and amortization	72,924	74,574
(Gain) on sale and write-down of assets	—	(8,888)
Unrealized loss (gain) on derivative instruments	3,709	(3,784)
Equity (income) loss	(2,916)	1,464
Income tax expense (recovery)	6,566	(1,114)
Other	4,013	1,537
Change in operating assets and liabilities	13,651	(87,072)
Expenditures for dry docking	(6,209)	(11,204)
Net operating cash flow	493,715	48,172

FINANCING ACTIVITIES
Proceeds from short-term debt	50,000	134,000
Prepayments of short-term debt	(50,000)	(159,000)
Proceeds from long-term debt	1,000	—
Issuance cost related to long-term debt	(4,536)	—
Scheduled repayments of long-term debt	—	(56,914)
Prepayments of long-term debt	(1,000)	(245,134)
Proceeds from financings related to sale and leaseback of vessels, net of issuance costs	—	288,108
Scheduled repayments of obligations related to finance leases	(28,900)	(35,448)
Prepayment of obligations related to finance leases	(364,201)	—
Cash dividends paid	(50,995)	—
Other	(2,386)	(974)
Net financing cash flow	(451,018)	(75,362)

INVESTING ACTIVITIES
Proceeds from sale of vessels	—	69,646
Expenditures for vessels and equipment	(5,975)	(11,511)
Advances to equity-accounted joint venture	—	(3,000)
Loan repayments from equity-accounted joint venture	3,900	—
Net investing cash flow	(2,075)	55,135

Increase in cash, cash equivalents and restricted cash	40,622	27,945
Cash, cash equivalents and restricted cash, beginning of the period	187,361	55,928
Cash, cash equivalents and restricted cash, end of the period	227,983	83,873

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	September 30, 2023		June 30, 2023		September 30, 2022
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share (1)	$	$ Per Share (1)	$	$ Per Share (1)
Net income - GAAP basis	81,366	$2.38	151,243	$4.43	68,053	$2.00

Add (subtract) specific items affecting net income:
(Gain) on sale and write-down of assets	—	—	—	—	(8,156)	($0.24)
Realized gain from early termination of interest rate swap	—	—	(3,215)	($0.09)	—	—
Unrealized loss (gain) on derivative instruments (2)	—	—	3,125	$0.09	(1,126)	($0.03)
Other (3)	(4,755)	($0.14)	(1,715)	($0.05)	(860)	($0.03)
Total adjustments	(4,755)	($0.14)	(1,805)	($0.05)	(10,142)	($0.30)
Adjusted net income attributable to
shareholders of Teekay Tankers	76,611	$2.24	149,438	$4.38	57,911	$1.70
(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended September 30, 2023 primarily relates to adjustments to income tax accruals of prior years. The amount recorded for the three months ended June 30, 2023 primarily relates to foreign exchange gains and the premium paid as part of the exercise of early purchase options in relation to the repurchase of six sale-leaseback vessels. The amount recorded for the three months ended September 30, 2022 primarily relates to foreign exchange gains and an expense related to the settlement of a legal claim.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2023	June 30, 2023	September 30, 2022
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	81,366	151,243	68,053
Depreciation and amortization	24,565	24,384	24,251
Interest expense, net of interest income	3,321	4,136	8,808
Income tax (recovery) expense	(2,528)	8,121	1,270
EBITDA	106,724	187,884	102,382

Add (subtract) specific items affecting EBITDA:
(Gain) on sale and write-down of assets	—	—	(8,156)
Realized and unrealized loss (gain) on derivative instruments	—	2,668	(1,318)
Realized gain from early termination of interest rate swap	—	(3,215)	—
Equity income	(666)	(1,120)	(221)
Other (1)	26	(1,715)	(860)
Adjusted EBITDA	106,084	184,502	91,827
(1)    The amount recorded for the three months ended September 30, 2023 primarily relates to the premium paid as part of the exercise of early purchase options in relation to the repurchase of four sale-leaseback vessels and foreign exchange gains. The amount recorded for the three months ended June 30, 2023 primarily relates to foreign exchange gains and the premium paid as part of the exercise of early purchase options in relation to the repurchase of six sale-leaseback vessels. The amount recorded for the three months ended September 30, 2022 primarily relates to foreign exchange gains and an expense related to the settlement of a legal claim.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Net Revenues
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2023	June 30, 2023	September 30, 2022
	(unaudited)	(unaudited)	(unaudited)
Income from operations - GAAP basis	81,575	159,571	75,372

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	36,366	37,800	35,983
Time-charter hire expenses	19,378	18,691	7,236
Depreciation and amortization	24,565	24,384	24,251
General and administrative expenses	10,700	12,118	9,687
(Gain) on sale and write-down of assets	—	—	(8,156)
Total adjustments	91,009	92,993	69,001
Net revenues	172,584	252,564	144,373

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will" or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: the timing of payments of cash dividends; any future dividends; the timing of and our expectations regarding vessel acquisitions and deliveries (including the exercise of repurchase options under our sale-leaseback arrangements); management's expectations regarding global oil demand and supply and the various contributing factors thereto (including seasonal demand) and impact thereof; management's view of the strength of the tanker market and the Company's ability to benefit from current tanker market conditions; the tanker rate environment and the impact of various factors (including seasonal market conditions and geopolitical uncertainty) thereon; crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets; the timing and impact of publicly-announced oil supply cuts; forecasts of worldwide tanker fleet growth or contraction, vessel scrapping levels, and newbuilding tanker orders, including the factors contributing thereto and the timing thereof, and the Company’s general outlook on tanker supply and demand fundamentals; the Company's expectations regarding tanker charter-in and charter-out contracts, including the timing of commencement, expiry or extensions thereof; and the Company's liquidity and market position.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the status of Russia's invasion of Ukraine and related sanctions, import and other restrictions; the impact of geopolitical tensions and conflicts, including the recently-declared Hamas-Israel war, and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays of vessel deliveries; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2022. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.